INVESTMENTS®

FS INVESTMENTS
201 ROUSE BLVD.
PHILADELPHIA, PA 19112

FS ENERGY & POWER FUND

E36502-TBD

FS ENERGY & POWER FUND
THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.

February 20, 2018

Dear Shareholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the "Offer") by FS Energy & Power Fund (the "Company"). The purpose of this Offer is to provide liquidity to holders of the Company's common shares of beneficial interest ("Shares"), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the price at which Shares are issued pursuant to the Company's distribution reinvestment plan on March 30, 2018 (the "Purchase Price"). The Purchase Price (and the price at which Shares will be issued pursuant to the Company's distribution reinvestment plan) will be determined by the Company's board of trustees (the "Board") or a committee thereof, in its sole discretion, and will be (i) not less than the net asset value per Share (the "NAV Per Share") of the Company's Shares (as determined in good faith by the Board or a committee thereof, in its sole discretion) immediately prior to March 30, 2018 and (ii) not more than 2.5% greater than the NAV Per Share as of such date. The most recent price at which Shares were issued pursuant to the Company's distribution reinvestment plan on January 31, 2018 was $6.70 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer period will begin on or before February 27, 2018 and end at 4:00 P.M., Eastern Time, on March 28, 2018. Subject to the limitations contained in the Offer to Purchase, which is available at ww.shareholder.broadridge.com/FSInvestments or by mail as noted below, all properly completed and duly executed letters of transmittal received by the Company will be processed on or about April 2, 2018.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please follow the instructions below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 11,064,273 Shares (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2017), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the three-month period ending on the expiration of the Offer.

All requests to tender Shares must be received in good order by the Company by 4:00 P.M., Eastern Time, on March 28, 2018.

TO PARTICIPATE BY:
Internet: visit www.shareholder.broadridge.com/FSInvestments to enter the Control number noted above along with the primary account holder's PIN (last 4 numbers of Social Security or Tax ID), and click the Submit button
Mail: call 877-628-8575 to request a copy of the repurchase offer documents

If you have any questions, please call your financial advisor or call the Company at 877-628-8575.

Sincerely,
Michael C. Forman
President and Chief Executive Officer
FS Energy & Power Fund